CONSOLIDATED WATER CO. LTD.

The Regatta Office Park

Windward Three, 4th Floor

West Bay Road, P.O. Box 1114

Grand Cayman, KY1-1102

Cayman Islands

(345) 945-4277

January 11, 2018

VIA EDGAR AND FAX (202-772-9361)

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-0405

Attention: Mr. William H. Thompson, Accounting Branch Chief

Re:	Consolidated Water Co. Ltd.

Form 10-Q for the Quarterly period Ended June 30, 2017

Response Dated December 5, 2017

File No. 0-25248

Ladies and Gentlemen:

We are responding to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the above referenced filings as set forth in the Staff’s letter dated December 13, 2017 (the “Letter”). For your reference, we have included the comment in the Letter followed by our response.

Financial Statements

3. Discontinued operations – CW Bali, page 9

1.	We read your response to comment two and also note you recorded an additional impairment loss on CW-Bali’s long-lived assets of $578,480 during the quarter ended September 30, 2017. Please explain why you have reflected an allowance for cumulative translation adjustment, representing the impairment loss on long-lived assets, in other liabilities, on page 9 to your Form 10-Q for the quarter ended September 30, 2017. Please include in your response the basis supporting your accounting.

Response:

Through early September 2017, we were negotiating the sale of CW-Bali to its sole remaining customer and we believed such sale would be consummated on terms that would allow us to realize the net carrying value of our investment in CW-Bali as of June 30, 2017. However, in mid-September 2017, this customer communicated that it was no longer interested in purchasing either CW-Bali or its assets. During October 2017, this customer filed a lawsuit in civil court in the city of Denpasar in Bali, Indonesia against CW-Bali, its President, and our Chief Financial Officer in his capacity as the President of CW-Bali’s Board of Commissioners (i.e. Directors). Until this lawsuit is resolved we are legally prohibited from disposing of our investment in CW-Bali or any of CW-Bali’s assets.

Given the change in circumstances with respect to the possible disposition of CW-Bali, we deemed it appropriate to update our testing of further possible impairment of our net investment in CW-Bali as part of our financial reporting process for the three months ended September 30, 2017. Such net investment consisted of the following components as of September 30, 2017:

Cash and accounts receivable	$171,205
Plant equipment and related consumables inventories	$249,638
Cumulative translation adjustment	$578,480
Current liabilities	$(43,214)

With respect to these balances:

a)	The cash and accounts receivables and current liabilities were recorded at amounts that approximate fair value and these assets will be used or realized and these liabilities will be paid in the course of business.

b)	The plant equipment and related consumables inventories balance of $249,638 relates to the carrying value, after impairment losses recorded in prior periods, of two of CW-Bali’s three reverse osmosis units and their accompanying consumable inventories. These two units are in excellent condition and as such had been designated during the second quarter of 2017 for transfer along with their inventories to Grand Cayman Island for use in our Cayman retail operations. Such transfer was completed in October 2017. The fair value of these assets as of September 30, 2017 exceeded their carrying value as a result of the previously recorded impairment losses.

c)	Other than the assets discussed in paragraph b) above, the carrying value of all of CW-Bali’s other long-term assets had been reduced to zero as a result of the cumulative impairment losses recorded for CW-Bali as of June 30, 2017.

d)	Although the filing of the lawsuit against CW-Bali precludes the presentation of CW-Bali as discontinued operations or its assets as “held-for-sale” due to the inability to the meet the “probable sale within one year” criteria set forth in ASC 205-20-45-1E, we have committed to a plan to dispose of CW-Bali either through sale or, if necessary, abandonment and are therefore required under ASC 830-30-45-13 to include its cumulative translation adjustment as part of CW-Bali’s carrying amount when evaluating this investment for possible impairment.

Due to the loss of this customer as a purchaser for CW-Bali and the uncertainties associated with the litigation initiated by this customer, we cannot determine for what amount, if any, we will ultimately be able to sell CW-Bali’s assets. We believe it probable that either (i) any funds received from the sale of CW-Bali or its assets will not be material or (ii) we will ultimately abandon CW-Bali and its assets. Accordingly, we deemed it appropriate to record an impairment loss to reduce that remaining portion of the carrying value of our investment in CW-Bali that is subject to impairment testing (which as a result of impairment losses recorded in previous periods consisted only of the cumulative translation adjustment of $578,480) to zero as of September 30, 2017.

Based upon the circumstances detailed in previous paragraphs a), b) and c) herein, reducing the carrying value of CW-Bali’s remaining assets for this impairment loss of $578,480 was not deemed appropriate. Based upon our research, the existing accounting guidance does not specifically provide or clarify whether or not the recording of this impairment loss as a reduction of the debit balance of the cumulative translation adjustment recorded in the equity section of the balance sheet is appropriate. After considering subparagraph a. of ASC 830-30-40-1, we elected not to record the impairment loss against the cumulative translation adjustment reflected in the equity section of our balance sheet as such accounting would remove (by reducing its balance to zero) this separate component of equity prior to the sale or substantial completion of a liquidation of CW-Bali. We believe our treatment of this impairment loss as a deferred credit reflected in other liabilities, to be offset against the related cumulative translation adjustment at the time CW-Bali is sold or substantially liquidated, is appropriate. We also believe the $578,480 balance of this deferred credit is immaterial to our consolidated balance sheet regardless of its classification in other liabilities or stockholders’ equity.

*       *       *       *       *

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information, kindly contact our outside U.S. legal counsel, Driscoll R. Ugarte with Duane Morris LLP at 561-962-2139.

Sincerely,

/s/ Frederick W. McTaggart

Chief Executive Officer and President

cc:	David W. Sasnett, Chief Financial Officer and Executive Vice President

Driscoll R. Ugarte, Esq.